# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iTeos Therapeutics, Inc., CIK 0001808865
CUSIP: 46565G104
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 321 Arsenal Street, Bldg. 312, Floor 3, Suite 301, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 05/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001423994

## Reporting persons
- Ridgeback Capital Investments L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,442,959; sole dispositive power 0; shared dispositive power 1,442,959; aggregate amount beneficially owned 1,442,959 (3.8% of the class)
- Ridgeback Capital Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,442,959; sole dispositive power 0; shared dispositive power 1,442,959; aggregate amount beneficially owned 1,442,959 (3.8% of the class)
- Ridgeback Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,442,959; sole dispositive power 0; shared dispositive power 1,442,959; aggregate amount beneficially owned 1,442,959 (3.8% of the class)

## Item 1. Issuer
Name of issuer: iTeos Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Arsenal Street Bldg. 312, Floor 3, Suite 301 Watertown, MA, 02472

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons with respect to shares of common stock of the Company acquired by them (the "Shares"):

(i) Ridgeback Capital Investments L.P., Delaware limited partnership ("RCILP"), with respect to Shares beneficially owned by it;

(ii) Ridgeback Capital Investments LLC, a Delaware limited liability company ("RCI"), with respect to Shares beneficially owned by it; and

(iii) Ridgeback Capital Management LLC, a Delaware limited liability company ("RCM"), with respect to Shares beneficially owned by it.

The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

RCM and RCI do not own any Shares directly. RCI is the general partner of RCILP. Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI. Wayne Holman, an individual, controls RCM. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, RCM and RCI may be deemed to own beneficially all of the Shares (constituting approximately 3.8% of the shares outstanding). Each of RCM and RCI disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.
Address of principal business office or, if none, residence: 30 Star Island Drive, Miami, FL, 33139
Citizenship: RCILP is a Delaware limited partnership. RCI is a Delaware limited liability company. RCM is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ridgeback Capital Investments L.P.: 1,442,959

Ridgeback Capital Investments LLC: 1,442,959

Ridgeback Capital Management LLC: 1,442,959
Percent of class:
Ridgeback Capital Investments L.P.: 3.8%

Ridgeback Capital Investments LLC: 3.8%

Ridgeback Capital Management LLC: 3.8%
Sole power to vote or to direct the vote:
Ridgeback Capital Investments L.P.: -0-

Ridgeback Capital Investments LLC: -0-

Ridgeback Capital Management LLC: -0-
Shared power to vote or to direct the vote:
Ridgeback Capital Investments L.P.: 1,442,959

Ridgeback Capital Investments LLC: 1,442,959

Ridgeback Capital Management LLC: 1,442,959
Sole power to dispose or to direct the disposition:
Ridgeback Capital Investments L.P.: -0-

Ridgeback Capital Investments LLC: -0-

Ridgeback Capital Management LLC: -0-
Shared power to dispose or to direct the disposition:
Ridgeback Capital Investments L.P.: 1,442,959

Ridgeback Capital Investments LLC: 1,442,959

Ridgeback Capital Management LLC: 1,442,959

The percentages used herein are calculated based upon 38,273,795 shares of common stock outstanding as of April 22,2025, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on April 28. 2025. As of May 28,2025, the Reporting Persons beneficially owned 1,942,959 shares, or 5.1% of the outstanding shares. As of the close of business on June 4, 2025, the Reporting Persons beneficially owned 1,442,959 shares, or 3.8% of the outstanding shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Number 99.1 - Joint Filing Agreement

## Signatures
- Ridgeback Capital Investments L.P.: /s/ Nicole Venezia, Nicole Venezia/General Counsel (06/04/2025)
- Ridgeback Capital Investments LLC: /s/ Nicole Venezia, Nicole Venezia/General Counsel (06/04/2025)
- Ridgeback Capital Management LLC: /s/ Nicole Venezia, Nicole Venezia/General Counsel (06/04/2025)